11018543

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 01 2011
Washington, DC

SEC FILE NUMBER
8- 38103

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hilliard Farber & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Broadway, 7th Floor
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard J. Cotter 646-484-2929
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Richard J. Cotter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hilliard Farber & Co., Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARC RABINOWITZ
NOTARY PUBLIC - STATE OF NEW YORK
NO. 01RA6011892
QUALIFIED IN KINGS COUNTY
My Commission Expires August 17, 2014

Signature

Executive Vice President & Controller

Title

2/22/11

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hilliard Farber & Co., Inc.
Index
December 31, 2010

pwc

Report of Independent Auditors

To the Board of Directors and Shareholder of Hilliard Farber & Co., Inc:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Hilliard Farber & Co., Inc (the "Company") at December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2011

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Hilliard Farber Co., Inc.
Statement of Financial Condition
December 31, 2010

Assets	
Cash and cash equivalents	$ 47,995,058
Deposits with clearing organizations	5,711,489
Receivables from brokers and dealers and clearing organizations	46,478,644
Furniture, equipment and leasehold improvements at cost (net of accumulated depreciation and amortization of $1,669,249)	3,203,033
Memberships in clearing organizations, at cost	128,244
Deferred tax asset	47,717
Receivable from affiliate	106,542
Other assets	3,142,730
Total assets	$ 106,813,457
Liabilities and Stockholder's Equity	
Liabilities	
Payable to brokers and dealers and clearing organization	$ 44,903,517
Accrued compensation	22,622,382
Accrued expenses, taxes and other payables	5,987,588
Total liabilities	73,513,487
Stockholder's Equity	
Common stock	
Class A $.01 par value 150,000 shares authorized 105,862 shares issued	1,059
Class B (nonvoting) $.01 par value 50,000 shares authorized 7,586 shares issued	76
Additional paid-in capital	14,255,446
Retained earnings	43,670,239
	57,926,820
Common stock in treasury, at cost (36,022 shares)	(24,626,850)
	33,299,970
Total liabilities and stockholder's equity	$ 106,813,457

The accompanying notes are an integral part of this financial statement.

1. Nature of Operations

Hilliard Farber & Co., Inc. ("HFCO") is a registered broker dealer operating as a broker's broker in the purchase and sale of United States government and government agency mortgage-backed securities, United States Treasury bills, notes and bonds, collateralized mortgage obligations, commercial mortgage-backed securities and other asset-backed securities.

HFCO is a registered member of the Financial Industry Regulatory Authority ("FINRA") and is subject to the Securities Exchange Act of 1934 ("SEC").

The subsidiary Hilliard Farber Securities Corp. ("HFSC") ceased operations as of July 1, 2010, thus the activities of HFSC are now conducted through HFCO.

HFCO is the wholly-owned subsidiary of Hydrogen Holdings Corporation (the "Parent"). The Parent as of October 31, 2010 was a wholly-owned subsidiary of Tradeweb NewMarkets LLC. As of November 1, 2010 the Parent was owned by Tradeweb Markets LLC.

2. Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents consists of cash and highly liquid investments (such as short-term money market instruments) with original maturities of generally less than three months.

Fair Value Measurement
FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Basis of Fair Value Measurement

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company's cash instruments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. The Company has no instruments that are classified within Level 2 or 3 of the fair value hierarchy.

Furniture, Equipment and Leasehold Improvements and Depreciation and Amortization

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of furniture and equipment is computed using straight-line methods over the estimated useful lives of the related assets Leasehold improvements are amortized over the shorter of the lease terms or the estimated useful lives of the improvements.

3. Cash and Cash Equivalents

At December 31, 2010, cash equivalents include an investment in money market funds of $47,500,000 with a major financial institution. Due to the short-term liquid nature of these instruments, the recorded value has been determined to approximate fair value. The money market fund is classified within Level 1 of the fair value hierarchy.

4. Deposits With Clearing Organizations

Deposits with clearing organizations include cash of $5,711,489.

5. Receivable from and Payable to Brokers and Dealers and Clearing Organizations

Balances receivable from and payable to brokers and dealers and clearing organizations resulting from the Company's normal securities transactions are generally collateralized by those securities. The Company may be exposed to credit risk regarding its receivables, which are primarily receivable from financial institutions, including banks and broker/dealers. At December 31, 2010, the Company has established an allowance for doubtful accounts of $100,000 with regard to these receivables.

6. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consists of the following at December 31, 2010:

Furniture	$ 142,309
Computer equipment	1,656,516
Telephone equipment	1,795,300
Leasehold improvements	1,142,205
Other	134,952
	4,871,282
Less: Accumulated depreciation and amortization	1,669,249
	$ 3,202,033

7. Income Taxes

The Parent files a consolidated federal income tax return and combined state and local returns. The Parent makes all income tax payments and charges the subsidiary for its share of the expense, which is computed as if the subsidiary filed separate tax returns. The tax benefits of consolidation are reflected in the Parent's results of operations.

The Company's provision for income taxes is different from that which would be expected using statutory rates due to nondeductible portions of dues, customer relations and entertainment expenses.

The Company uses the asset and liability method to calculate deferred tax assets and liabilities in accordance with FASB ASC 740. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled.

At December 31, 2010, the Company recorded $47,717 of net deferred tax assets. Deferred income taxes have been provided to account for temporary differences arising primarily from amortization and depreciation which are treated differently for financial statement and income tax reporting purposes.

No valuation allowance is recorded at December 31, 2010 as the Company believes that the deferred tax assets will more likely than not be realized.

8. Profit-Sharing & Employee Stock Ownership Plans

The Company sponsors a defined contribution retirement plan covering substantially all employees. Contributions to the plan are determined at year-end by the Company. Employees qualify for benefits upon reaching the age of 60. Vesting begins at 33% after one year of service and increases to 67% after two years of service and to 100% after the third year.

The profit-sharing plan provides for an employee election to reduce compensation by a voluntary contribution to a 401(k) account. Eligible employees receive 401(k) matching contributions. The

Company matches 100% of the employee's contribution, up to 3% and 50% of the next 2% which vests immediately.

The Company also sponsors an Employee Stock Ownership Plan ("ESOP"). Employees are eligible to participate in the ESOP after one year of service and the attainment of twenty-one years of age. The ESOP provides, at the discretion of its Board of Directors, for the Company to make annual contributions up to the maximum amount permitted under the Internal Revenue Code. There were no contributions for the year ended December 31, 2010. Management has terminated the ESOP and will distribute all assets to its participants.

9. Net Capital Requirements

HFCO is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission wherein a broker-dealer is to have at all times sufficient assets to cover current indebtedness. In accordance with the rule, a broker-dealer is required to maintain defined minimum net capital of the greater of $100,000 or 1/15 of aggregate indebtedness. At no time may the ratio of the aggregate indebtedness to net capital exceed 15 to 1.

HFCO's net capital, as defined, and the ratio of aggregate indebtedness to net capital are as follows as of December 31, 2010:

Net capital, as defined	$ 19,090,320
Minimum net capital required	1,987,822
Net capital in excess of minimum requirement	$ 17,102,498
Excess net capital at 1000 percent	$ 16,108,589
Total aggregate indebtedness	$ 29,817,310
Ratio of aggregate indebtedness to net capital	1.56 to 1

10. Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business the Company, as agent, executes transactions with, and on behalf of, other brokers and dealers. If the agency transactions do not settle because of failure to perform by either counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transaction.

A substantial number of the Company's transactions are collateralized and executed with, and on behalf of, a limited number of brokers and dealers. The Company's exposure to credit risk associated with the nonperformance of these clients in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the clients' ability to satisfy their obligations to the Company.

The Company does not expect nonperformance by counterparties in the above situations. However, the Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business.

The Company has cash in banks in excess of FDIC-insured limits and is exposed to the credit risk resulting from this concentration of cash.

11. Related Party Transactions

HFCO enters into transactions with the ultimate owners of the Parent. At December 31, 2010, the following balances with such affiliates were included in the statement of financial condition in the following line items:

Cash and cash equivalents	$ 47,788,438
Receivables from brokers and dealers and clearing organizations	34,509,384
Other assets	1,166,371
Payable to brokers and dealers and clearing organization	42,616,241

12. Subsequent Events

There were no subsequent events requiring adjustment to the financial statements or disclosure